UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

September 21, 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:	A press release dated September 21, 2010 announcing that Turkcell has received a tax imposition totalling TRY133.6 million.

September 21, 2010

TAX FINE ON DISTRIBUTOR DISCOUNTS

Subject: Statement made pursuant to Circular VIII, No:54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

According to the 2005 Tax Investigation Report, Turkcell has received a tax imposition of TRY53.4 million in principal and a tax loss of TRY80.2 million, totaling TRY133.6 million.  This is on the basis that Turkcell applied a discount on prepaid card sales to distributors and calculated the Special Communication Tax (“SCT”) netting off such a discount.

Turkcell has already reached settlement with the Ministry of Finance Settlement Commission for the Tax Office impositions received for 2002, 2003, and 2004.

Turkcell’s management has set a provision for the period between January 2005 and January 2007 in the consolidated interim financial statements as at and for the six months ended June 30, 2010.  Turkcell will seek all its legal rights, object to this assessment and start the settlement process.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 21, 2010	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 21, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations - Division Head